Subject to Completion
Preliminary Pricing Supplement dated September 26,  2008

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

Units
Merrill Lynch & Co., Inc.
Medium-Term Notes, Series C
100% Principal Protected Notes
Linked to the 2-Year Constant Maturity Treasury Rate
due April      , 2009
(the “Notes”)
$1,000 original public offering price per unit

The Notes:

•      The Notes are designed for investors who believe that the rate of the 2-Year Constant Maturity Treasury Rate (the “CMT2 Rate”) will be less than or equal to the strike rate described below on the valuation date shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and accept a cap on their return of 4.50% (or $45 per unit) of the original public offering price.

•      The strike rate will be equal to the CMT2 Rate on the pricing date plus or minus a value between 0.00% and 0.30%. The actual strike rate will be determined on the pricing date and set forth in the final pricing supplement made available in connection with sales of the Notes.

•      100% principal protection on the maturity date.

•      There will be no payments on the Notes prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•      The Notes will not be listed on any securities exchange.

•      The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars, and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.      .

•      The settlement date for the Notes is expected to be October      , 2008.*

Payment on the maturity date:

•      The amount you receive on the maturity date per unit will be based upon the direction of and change in the CMT2 Rate. If the ending rate, determined on a valuation date shortly before the maturity date, of the CMT2 Rate:

•      is greater than the strike rate on the valuation date, you will receive the $1,000.00 principal amount per unit; or

•      is less than or equal to the strike rate on the valuation date, you will receive the $1,000.00 principal amount per unit plus a contingent supplemental payment equal to $45.00.

          Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

          Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-7 of this pricing supplement and page S-3 of the accompanying MTN prospectus supplement.

          In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as principal.

	Per Unit	Total

Public offering price	$1,000.00	$
Underwriting discount	$5.00	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$995.00	$

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

* Depending on the date the Notes are priced for initial sale to the public, which may be in September or October 2008, the settlement date may occur in September or October 2008 and the maturity date may occur in March or April 2009. Any reference in this pricing supplement to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

The date of this pricing supplement is October     , 2008.

TABLE OF CONTENTS

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
RECENT DEVELOPMENTS	PS-9
DESCRIPTION OF THE NOTES	PS-10
THE 2-YEAR CONSTANT MATURITY TREASURY RATE	PS-12
UNITED STATES FEDERAL INCOME TAXATION	PS-14
ERISA CONSIDERATIONS	PS-17
USE OF PROCEEDS AND HEDGING	PS-18
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-18
EXPERTS	PS-18
INDEX OF CERTAIN DEFINED TERMS	PS-19

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC.	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

          This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 100% Principal Protected Notes Linked to the 2-Year Constant Maturity Treasury Rate due April         , 2009 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the CMT2 Rate and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

          References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

          The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in April 2009. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in September or October 2008, the settlement date may occur in September or October 2008 and the maturity date may occur in March or April 2009. Any reference in this pricing supplement to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

          Each unit will represent a single Note with a $1,000 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

          Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What does the 2-Year Constant Maturity Treasury Rate reflect?

          For purposes of determining the amount payable on the maturity date, the “2-Year Constant Maturity Treasury Rate” is the rate which expresses the yield to maturity on U.S. Treasury securities with a constant maturity of two years as published on Bloomberg page H15T2Y at approximately 5:00 P.M., New York City time. For more information about the CMT2 Rate, please see the section entitled “2-Year Constant Maturity Treasury Rate” in this pricing supplement.

How has the 2-Year Constant Maturity Treasury Rate performed historically?

          We have included a table and a graph showing the historical month-end levels of the CMT2 Rate from January 2003 through August 2008 as well as a table and graph showing the highest and lowest intra-month closing level of the CMT2 Rate from January 2003 to August 2008 in the section entitled “The 2-Year Constant Maturity Treasury Rate” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the CMT2 Rate in various economic environments; however, past rates are not necessarily indicative of how the CMT2 Rate will fluctuate in the future.

What will I receive on the maturity date of the Notes?

          On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

          The “Redemption Amount” you will be entitled to receive on the maturity date will equal the $1,000.00 principal amount per unit plus the “Contingent Supplemental Payment”, if any. In no event will you receive less than the $1,000 principal amount per unit.

Contingent Supplemental Payment

          If the Ending Rate is less than or equal to the Strike Rate, the “Contingent Supplemental Payment” per unit to which you will be entitled will equal $45.00.

          If the Ending Rate is greater than the Strike Rate, you will receive no Contingent Supplemental Payment on the maturity date.

          The “Strike Rate” will be equal to the CMT2 Rate as published on the Federal Reserve H15 publication at approximately 5:00 p.m. New York City time, available on Bloomberg page H15T2Y on the Pricing Date plus or minus a value between 0.00% and 0.30%. The actual Strike Rate will be set forth in the final pricing supplement made available in connection with sales of the Notes.

          The “Ending Rate” will equal the CMT2 Rate as published on the Federal Reserve H15 publication at approximately 5:00 p.m. New York City time, available on Bloomberg page H15T2Y on the Valuation Date.

          The “Valuation Date” will be the fifth scheduled Business Day (as defined herein) before the maturity date of the Notes.

          The opportunity to participate in the possible decrease in the CMT2 Rate through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which will be 4.50% of the original public offering price (or $45 per unit).

          For more specific information about the amount payable on the maturity date, please see the section entitled “Description of the Notes” in this pricing supplement.

Examples

Set forth below are four examples of Redemption Amount calculations, assuming a hypothetical Strike Rate equal to 2.03% or the CMT2 Rate on September 24, 2008, the midpoint of the range of the CMT2 Rate plus or minus a value between 0.00% and 0.30%, and the Capped Value of $45.

Example 1—The hypothetical Ending Rate has increased by 2.00% above the hypothetical Strike Rate:

Hypothetical Strike Rate: 2.03%
Hypothetical Ending Rate: 4.03%

Contingent Supplemental Payment (per unit) = 0

Redemption Amount (per unit) = $1,000.00

Example 2— The hypothetical Ending Rate has increased by 0.50% above the hypothetical Strike Rate:

Hypothetical Strike Rate: 2.03%
Hypothetical Ending Rate: 2.53%

Contingent Supplemental Payment (per unit) = 0

Redemption Amount (per unit) = $1,000.00

Example 3— The hypothetical Ending Rate is equal to the hypothetical Strike Rate:

Hypothetical Strike Rate: 2.03%
Hypothetical Ending Rate: 2.03%

Contingent Supplemental Payment (per unit) =	$45

$1,000 + $45 = $1,045.00

Redemption Amount (per unit) = $1,045.00

Example 4— The hypothetical Ending Rate has decreased by 1.00% below the hypothetical Strike Rate:

Hypothetical Strike Rate: 2.03%
Hypothetical Ending Rate: 1.03%

Contingent Supplemental Payment (per unit) =	$45

$1,000 + $45 = $1,045.00

Redemption Amount (per unit) = $1,045.00

Will I receive interest payments on the Notes?

          You will not receive any interest payments on the Notes, but you will instead receive the Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed $1,045.00 per unit and are willing to receive only the repayment of the principal amount of the Notes with no additional return if the Ending Rate is greater than the Strike Rate on the Valuation Date.

What about taxes?

          If you use the cash method of accounting for United States federal income tax purposes, the amount payable at maturity with respect to a Note in excess of the principal amount thereof, if any, should generally be includible in income as ordinary interest on the date the amount payable at maturity is received by you.

          If you report income for United States federal income tax purposes under the accrual method, you generally should be required to accrue original issue discount on a Note on a straight-line basis unless an election is made by you to accrue the original issue discount under a constant yield method (based on daily compounding). For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

          The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

          In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

          If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the then current CMT2 Rate. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes and other costs associated with the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $1,000 original public offering price per unit of your Notes if sold before the stated maturity date.

          In a situation where there have been no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction may be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors. You should review the section entitled “Risk Factors—In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date” in this pricing supplement.

What is the role of MLPF&S?

          MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of Merrill Lynch Capital Services, Inc.?

          Merrill Lynch Capital Services, Inc. (“MLCS”), our subsidiary, will be our agent for purposes of determining, among other things, the Strike Rate and the Ending Rate and calculating the Redemption Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLCS as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

          Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

          For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

          Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment

          If the Ending Rate, which is determined on the Valuation Date, is greater than the Strike Rate, the Redemption Amount you receive at maturity will be equal to the $1,000 original public offering price per unit of the Notes but you will receive no Contingent Supplemental Payment. The amount you receive on the maturity date will in no event be less than $1,000 per unit.

          If the Ending Rate, is less than or equal to the Strike Rate, at maturity you will receive the $1,000.00 principal amount per unit plus a Contingent Supplemental Payment equal to $45.00. In no case, however, will you receive more than $1,045.00 per unit of Notes, and your return on the Notes is effectively capped at 4.50%.

Your yield may be lower than the yield on other debt securities of comparable maturity

          The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing United States dollar-denominated debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the 2-Year Constant Maturity Treasury Rate

          In the ordinary course of their businesses, affiliates of ML&Co. may express views on expected movements in the CMT2 Rate, and these views may be communicated to clients of our affiliates in the ordinary course of their business. However, such views are subject to change from time to time. Moreover, other professionals who deal in markets related to the CMT2 Rate may at any time have significantly different views from those of our affiliates. For such reasons, you are encouraged to derive information concerning the CMT2 Rate from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

          You should make such investigation as you deem appropriate as to the merits of an investment linked to the CMT2 Rate. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future interest rate movements constitutes a recommendation as to the merits of an investment in the Notes.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date

          The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

          In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

          Assuming there is no change in the CMT2 Rate and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

          The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

          The CMT2 Rate is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the CMT2 Rate decreases or does not decrease from the Strike Rate. However, even if you choose to sell your Notes when the CMT2 Rate is below the Strike Rate, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the CMT2 Rate will continue to fluctuate until the Ending Rate is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

          Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that the magnitude and frequency of interest rate fluctuations may adversely impact the trading value of the Notes.

          Changes in the volatility of the CMT2 Rate are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the CMT2 Rate increases or decreases, the trading value of the Notes may be adversely affected.

          As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the CMT2 Rate. This difference will reflect a “time premium” due to expectations concerning the CMT2 Rate prior to the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

          Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage decrease, if any, of the CMT2 Rate from the Pricing Date to the Valuation Date, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

          In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the rate of the CMT2 Rate will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts of interest could arise

          MLCS, our subsidiary, is our agent for the purposes of determining the Strike Rate and the Ending Rate and calculating the Redemption Amount. Under certain circumstances, MLCS as our subsidiary and in its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of the unavailability of the CMT2 Rate. MLCS is required to carry out its duties in good faith and using its reasonable judgment. However, because we control MLCS, potential conflicts of interest could arise.

          We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

          You should consider the tax consequences of investing in the Notes. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

RECENT DEVELOPMENTS

          On September 15, 2008, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bank of America Corporation (“Bank of America”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Bank of America will merge with and into ML&Co. with ML&Co. continuing as the surviving corporation and as a wholly owned subsidiary of Bank of America. The merger has been approved by the board of directors of each of ML&Co. and Bank of America and is subject to shareholder votes at both companies.

          Upon completion of the merger, each outstanding share of ML&Co. common stock will be converted into the right to receive 0.8595 of a share of Bank of America common stock, and the Bank of America board of directors will be expanded to include three existing directors of ML&Co. The Merger Agreement contains certain termination rights for both ML&Co. and Bank of America and is subject to customary closing conditions, including standard regulatory approvals. The transaction is expected to close in the first quarter of 2009.

DESCRIPTION OF THE NOTES

          ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York Mellon has succeeded JPMorgan Chase Bank, N.A. as the trustee under such indenture. The Notes will mature on April        , 2009. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is         .

          The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

          ML&Co. will issue the Notes in denominations of whole units each with a $1,000 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

          The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

          On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount per unit, which will depend on the direction of and change in the CMT2 Rate, as provided below. There will be no other payment of interest, periodic or otherwise, on the Notes prior to the maturity date.

Determination of the Redemption Amount

          The “Redemption Amount” per unit you will be entitled to receive on the maturity date will be determined by the Calculation Agent and will equal the $1,000.00 principal amount per unit plus the “Contingent Supplemental Payment” per unit, if any. In no event will you receive less than the $1,000 principal amount per unit.

Contingent Supplemental Payment

          If the Ending Rate is less than or equal to the Strike Rate, the “Contingent Supplemental Payment” per unit to which you will be entitled will equal $45.00

          If the Ending Rate is greater than the Strike Rate, you will receive no Contingent Supplemental Payment on the maturity date.

          The “Strike Rate” will be equal to the CMT2 Rate as published on the Federal Reserve H15 publication at approximately 5:00 p.m. New York City time, available on Bloomberg page H15T2Y on the Pricing Date plus or minus a value between 0.00% and 0.30%. The actual Strike Rate will be set forth in the final pricing supplement made available in connection with sales of the Notes.

          The “Ending Rate” will equal the CMT2 Rate as published on the Federal Reserve H15 publication at approximately 5:00 p.m. New York City time, available on Bloomberg page H15T2Y on the Valuation Date.

          The “Valuation Date” will be the fifth scheduled Business Day before the maturity date of the Notes, provided that, if the fifth scheduled Business Day is not a Business Day, then the Ending Rate will equal the CMT2 Rate on the next scheduled Business Day. If the second scheduled Business Day preceding the maturity date is not a Business Day, then the CMT2 Rate will be determined by the Calculation Agent (or, if not determinable, estimated by the Calculation Agent) in a manner which is considered commercially reasonable under the circumstances.

          “Bloomberg” means Bloomberg data services or any successor service or page displaying such rate. If the CMT2 Rate cannot be determined by reference to Bloomberg page H15T2Y at approximately 5:00 p.m., New York City time, such rate will be determined by reference to Reuters page FRBCMT. If the CMT2 Rate cannot be determined by reference to Reuters page FRBCMT, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the CMT Rate in the event of the unavailability of CMT Moneyline Telerate Page 7051 (the predecessor of Reuters page FRBCMT). For more information on the CMT2 Rate, please see the section entitled “The 2-Year Constant Maturity Treasury Rate” in this pricing supplement.

          “Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

          All determinations made by the Calculation Agent, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Events of Default and Acceleration

          In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each unit, will be equal to the Redemption Amount per unit, calculated as though the date of acceleration were the stated maturity date of the Notes.

          In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE 2-YEAR CONSTANT MATURITY TREASURY RATE

          The 2-Year Constant Maturity Treasury Rate is the rate which expresses the yield to maturity on U.S. Treasury securities with a constant maturity of 2 years as published by the Federal Reserve H15 publication at approximately 5:00 p.m., New York City time, available on Bloomberg page H15T2Y.

          The following table sets forth the month-end levels of the 2-Year Constant Maturity Treasury Rate for the period from January 2003 through August 2008. The historical data on the 2-Year Constant Maturity Treasury Rate is not necessarily indicative of the future performance of the 2-Year Constant Maturity Treasury Rate or what the value of the Notes may be. Any historical upward or downward trend in the rate of the 2-Year Constant Maturity Treasury Rate during any period set forth below is not an indication that the rate of the 2-Year Constant Maturity Treasury Rate is more or less likely to increase or decrease at any time over the term of the Notes.

	2003	2004	2005	2006	2007	2008

January	1.61%	1.84%	3.29%	4.54%	4.94%	2.17%
February	1.72%	1.66%	3.59%	4.69%	4.65%	1.65%
March	1.53%	1.60%	3.80%	4.82%	4.58%	1.62%
April	1.51%	2.31%	3.66%	4.87%	4.60%	2.29%
May	1.51%	2.54%	3.60%	5.04%	4.92%	2.66%
June	1.33%	2.70%	3.66%	5.16%	4.87%	2.63%
July	1.32%	2.68%	4.02%	4.97%	4.56%	2.52%
August	1.80%	2.41%	3.84%	4.79%	4.15%	2.36%
September	1.95%	2.63%	4.18%	4.71%	3.97%
October	1.50%	2.56%	4.40%	4.71%	3.94%
November	1.85%	3.02%	4.42%	4.62%	3.04%
December	2.06%	3.08%	4.41%	4.82%	3.05%

          The following graph sets forth the monthly historical rates of the 2-Year Constant Maturity Treasury Rate presented in the preceding table. Past performance 2-Year Constant Maturity Treasury Rate are not necessarily indicative of the future performance of the 2-Year Constant Maturity Treasury Rate. On September 24, 2008, the 2-Year Constant Maturity Treasury Rate was 2.03%.

          The following table sets forth the highest and lowest intra-month closing levels of the CMT2 Rate from January 2003 to August 2008. This historical data on the CMT2 Rate should not be taken as an indication of the future performance of the CMT2 Rate or what the value of the Notes may be.

	2003		2004		2005		2006		2007		2008

	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low

January	1.87%	1.66%	1.95%	1.63%	3.29%	3.10%	4.54%	4.31%	4.99%	4.71%	2.88%	2.08%
February	1.73%	1.53%	1.85%	1.66%	3.59%	3.24%	4.74%	4.59%	4.96%	4.59%	2.14%	1.65%
March	1.80%	1.35%	1.74%	1.50%	3.90%	3.57%	4.84%	4.62%	4.66%	4.51%	1.84%	1.35%
April	1.74%	1.50%	2.34%	1.65%	3.77%	3.50%	4.99%	4.81%	4.76%	4.58%	2.44%	1.76%
May	1.56%	1.30%	2.67%	2.32%	3.76%	3.56%	5.04%	4.92%	4.92%	4.63%	2.67%	2.25%
June	1.41%	1.10%	2.97%	2.60%	3.72%	3.50%	5.29%	4.92%	5.10%	4.87%	3.05%	2.40%
July	1.80%	1.29%	2.82%	2.53%	4.02%	3.71%	5.24%	4.97%	4.99%	4.56%	2.81%	2.39%
August	2.05%	1.71%	2.66%	2.40%	4.16%	3.84%	5.01%	4.79%	4.64%	4.05%	2.51%	2.25%
September	2.04%	1.50%	2.63%	2.41%	4.18%	3.72%	4.88%	4.63%	4.13%	3.87%
October	1.96%	1.47%	2.72%	2.48%	4.40%	4.18%	4.91%	4.60%	4.23%	3.74%
November	2.06%	1.80%	3.07%	2.60%	4.50%	4.32%	4.85%	4.62%	3.77%	2.92%
December	2.12%	1.82%	3.12%	2.91%	4.47%	4.35%	4.82%	4.52%	3.31%	2.90%

          The following graph sets forth the monthly high and low historical performance of the CMT2 Rate presented in the preceding table. Past movements of the CMT2 Rate are not necessarily indicative of future performance of the CMT2 Rate.

UNITED STATES FEDERAL INCOME TAXATION

           Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, entities that are treated as partnerships, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

          As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, (or other entity treated as a corporation for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

          There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be characterized and treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to characterize and treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this characterization and tax treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization and tax treatment of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization and tax treatment of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization and treatment of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be characterized and treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact characterized and treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been characterized and treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

          Cash Method U.S. Holders. The amount payable on the maturity date with respect to a Note in excess of the principal amount thereof, if any, generally should be includible in income by a U.S. Holder who uses the cash method of tax accounting as ordinary interest on the date the amount payable on the maturity date is received by the U.S. Holder. Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder who uses the cash method of tax accounting generally should be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or exchange and such U.S. Holder’s tax basis in the Note. Such a U.S. Holder’s tax basis in a Note generally should equal such U.S. Holder’s initial investment in the Note. Such gain or loss generally would be short-term capital gain or loss. However, all or a portion of any such gain should be treated as ordinary income to the extent of the amount of original issue discount (as described below under “—Accrual Method U.S. Holders”) that has accrued on a straight-line basis, or upon election under a constant yield method (based on daily compounding), through the date of such sale or exchange.

          Accrual Method U.S. Holders. U.S. Holders who use the accrual method of tax accounting, and certain other U.S. Holders including banks and dealers in securities, should be required to accrue original issue discount on a Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Such original issue discount should accrue based upon an estimated yield for the Note. Upon maturity of a Note, to the extent that the actual yield on the Note (i.e., the Redemption Amount) differs from this estimated yield, such difference should be treated as additional original issue discount or as either an offset to previously accrued original issue discount or an ordinary loss, as appropriate. Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder who uses the accrual method of tax accounting generally should recognize short-term capital gain or loss (or, in some cases, possibly an offset to previously accrued original issue discount) in an amount equal to the difference between the amount realized on the sale or exchange and such U.S. Holder’s adjusted tax basis in the Note. Such a U.S. Holder’s adjusted tax basis generally should equal such U.S. Holder’s initial investment in the Note increased by any original issue discount previously included in income by the U.S. Holder.

Unrelated Business Taxable Income

          Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase or carry the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes that are generally exempt from the U.S. federal income taxation should be aware that whether or not any income or gain realized with respect to a Note constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

          A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

          Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

          Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

          In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met).

          This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

          Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

          Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

          In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

          Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

          Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

          Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

          Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

          Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

          The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

          MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

          If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

          MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

          MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

EXPERTS

          The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

          With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 28, 2008 and March 30, 2007 and the three-month and six-month periods ended June 27, 2008 and June 29, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 28, 2008 (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), and June 27, 2008 (which report included explanatory paragraphs related to the restatement discussed in Note 16 to the condensed consolidated interim financial statements and a number of transactions subsequent to the balance sheet date which are expected to have a material impact on the interim financial statements for the three and nine month periods ended September 26, 2008 discussed in Note 18 to the condensed consolidated interim financial statements), and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page

Business Day	PS-10
Calculation Agent	PS-5
Capped Value	PS-4
Ending Rate	PS-4
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-3
Strike Rate	PS-3
CMT2 Rate	PS-1
Valuation Date	PS-4

Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Notes
Linked to the 2-Year Constant Maturity Treasury Rate
due April     , 2009
(the “Notes”)
$1,000 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

October     , 2008